Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2010	2009
Income from continuing operations before income tax	$148,597	$195,531

Add:
Fixed charges	111,882	58,400
Amortization of capitalized interest	2,586	2,173

Less:
Interest capitalized	2,158	2,900
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$260,907	$253,204

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$93,274	$42,113
Interest capitalized	2,158	2,900
Portion of rent expense representative of interest (30%)	16,450	13,386

Fixed charges	$111,882	$58,399

Ratio of earnings to fixed charges	2.33	4.34

Deficiency of earnings to cover fixed charges	$—	$—